UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 19)
Eneti Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y2294C107
(CUSIP Number)
Mr. Emanuele Lauro
9, Boulevard Charles III
Monaco 98000
377-9798-5716
with a copy to:
Larry Rutkowski, Esq.
Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 29, 2022
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	Y2294C107

1.	NAME OF REPORTING PERSONS

Scorpio Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,924,159

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,924,159

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,924,159

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2294C107

1.	NAME OF REPORTING PERSONS

Annalisa Lolli-Ghetti

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,924,159

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,924,159

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,924,159

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y2294C107

1.	NAME OF REPORTING PERSONS

Scorpio Services Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,758,834

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,758,834

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,758,834

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2294C107

Explanatory Note:

This Amendment No. 19 to the Schedule 13D that was originally filed on February 16, 2016 (and as thereafter amended on March 10, 2016, March 23, 2016, June 23, 2016, December 14, 2018, February 22, 2019, May 12, 2020, June 12, 2020, June 17, 2020, September 4, 2020, September 29, 2020, November 2, 2020, November 27, 2020, December 23, 2020, April 1, 2021,  August 23, 2021,  November 22, 2021, May 20, 2022, and June 22, 2022  the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Shares”) of Eneti Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”), having its principal executive offices at 9, Boulevard Charles III, MC 98000, Monaco.

Item 1.	Security and Issuer.

There are no material changes to the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
This Schedule 13D is being filed on behalf of the following:

Scorpio Holdings Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“Scorpio Holdings”);

Scorpio Services Holding Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“SSH”), and a wholly-owned subsidiary of Scorpio Holdings; and

Annalisa Lolli-Ghetti, the majority shareholder of Scorpio Holdings, (“Ms. Lolli-Ghetti”, and together with Scorpio Holdings and SSH, the “Reporting Persons”).

Scorpio Holdings and Ms. Lolli-Ghetti may be deemed the beneficial owners of approximately 21.9% of the Issuer’s outstanding Common Shares and SSH may be deemed the beneficial owner of approximately 6.8% of the Issuer’s outstanding Common Shares.

The principal business of Scorpio Holdings is acting as a holding company for SSH and certain other companies.

The principal business of SSH is the provision of administrative services relating to the ownership and operation of vessels, including to the Issuer and unaffiliated third-parties.

The principal business address and principal office address of each of the Reporting Persons is 9, Boulevard Charles III, MC 98000, Monaco.

The identity, present principal occupation/employment, citizenship and business address of the executive officers, directors, and controlling persons of the Reporting Persons, other than Ms. Lolli-Ghetti for whom such information is provided elsewhere herein, (together, the “Principals”) is set forth below.

Name	Principal Occupation and Employment (1)	Citizenship
Emanuele Lauro	Director and Chief Executive Officer of Scorpio Holdings, SSH, the Issuer, Scorpio Tankers Inc., and other entities within the Scorpio group of companies.	Italy
Robert Bugbee	Director and President of Scorpio Holdings, SSH, the Issuer, Scorpio Tankers Inc., and other entities within the Scorpio group of companies.	Britain
Cameron Mackey	Director and Chief Operating Officer of Scorpio Holdings, SSH, Scorpio Tankers Inc., and other entities within the Scorpio group of companies, Chief Operating Officer of the Issuer.	USA
Filippo Lauro	Director and Vice President of Scorpio Holdings, SSH, and other entities within the Scorpio group of companies, and Vice President of the Issuer and Scorpio Tankers Inc.	Italy
Brian Lee	Chief Financial Officer of Scorpio Holdings, SSH, Scorpio Tankers Inc., and other entities within the Scorpio group of companies.	USA

(1) The business address of the Principals, Scorpio Tankers Inc., and other entities within the Scorpio group of companies is 9 Boulevard Charles III, MC 98000, Monaco.

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

Between June 29, 2022 and June 30, 2022 certain of the Reporting Persons purchased an aggregate of 511,914 shares as set forth on Exhibit A-10 to this Schedule 13D.

Item 4.	Purpose of Transaction.

There are no material changes to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a,b)
According to the Issuer’s press release announcing financial results for the first quarter of 2022, attached as Exhibit 99.1 to the Issuer’s report on Form 6-K, dated May 12, 2022, the issuer has 40,738,704 common shares outstanding.  Based on the foregoing, as of the date of this filing:

Scorpio Holdings and Ms. Lolli-Ghetti may be deemed the beneficial owners of   8,924,159 Common Shares, representing approximately 21.9% of the Issuer’s outstanding Common Shares. Scorpio Holdings and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Common Shares.

SSH may be deemed the beneficial owner of 2,758,834 Common Shares, representing approximately 6.8% of the Issuer’s outstanding Common Shares. SSH, Scorpio Holdings and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Common Shares.

As of the date of this filing, the Principals may be deemed to be the beneficial owners of an aggregate of 2,820,418 Common Shares, with the sole power to vote and dispose of the Common Shares that each Principal respectively owns.

(c)
To the best of the Reporting Persons’ knowledge, transactions in the Common Shares effected by the Reporting Persons during the past 60 days and not previously reported are set forth on Exhibit A-10 to this Amendment No. 19 to the Schedule 13D.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons or the Principals.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no material changes to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following exhibit:

Exhibit A-10 - Information with Respect to Transactions Effected by certain of the Reporting Persons in the last 60 days (and not previously reported).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2022
SCORPIO HOLDINGS LIMITED*

By:	/s/ Filippo Lauro
	Name:	Filippo Lauro
	Title:	Director and Vice President

SCORPIO SERVICES HOLDING LIMITED*

By:	/s/ Filippo Lauro
	Name:	Filippo Lauro
	Title:	Director and Vice President

ANNALISA LOLLI-GHETTI*

By:	/s/ Annalisa Lolli-Ghetti
	Name:	Annalisa Lolli-Ghetti

* The Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A-10
INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED
Scorpio Holdings Limited
Date of Transaction	Average Price per Common Share	Type of Transaction	Number of Common Shares Purchased
June 22, 2022	$6.46	Open Market Transaction	73,217
June 23, 2022	$6.37	Open Market Transaction	150,000
June 27, 2022	$6.52	Open Market Transaction	32,565
June 28, 2022	$6.41	Open Market Transaction	66,699
June 29, 2022	$6.21	Open Market Transaction	89,433
June 30, 2022	$6.12	Open Market Transaction	100,000